UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Indaptus Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

45339J105

(CUSIP Number)

Jeffrey A. Meckler

c/o Indaptus Therapeutics, Inc.

3 Columbus Circle, 15th Floor

New York, NY 10019

(646) 427-2727

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45339J105	13D	Page 1 of 6 pages

1	Names of Reporting Persons Jeffrey A. Meckler

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO/PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 790,598
	8	Shared Voting Power 0
	9	Sole Dispositive Power 790,598
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 790,598
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person IN

CUSIP No. 45339J105	13D	Page 2 of 6 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Indaptus Therapeutics, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 3 Columbus Circle, 15th Floor, New York, NY 10019.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Jeffrey A. Meckler (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, NY 10019. The Reporting Person’s present principal occupation is Chief Executive Officer and Director of Indaptus Therapeutics, Inc.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Since prior to the Issuer’s merger with Decoy Biosystems, Inc., the Reporting Person has at various times been awarded options to purchase the Issuer’s Common Stock as compensation.

From September 14, 2021 through November 21, 2022, the Reporting Person also purchased 72,914 shares of Common Stock for aggregate consideration of approximately $274,000. In addition, on August 8, 2024, the Reporting Person acquired 84,932 shares of Common Stock and 84,932 warrants to purchase Common Stock from the Issuer for an aggregate purchase price of $155,000.90. The Reporting Person used personal funds for the foregoing purchases.

Item 4.	Purpose of Transaction.

In connection with his service to the Issuer as an officer and director of the Issuer, the Reporting Person received equity compensation which caused his holdings of Common Stock to exceed 5% of the outstanding shares of Common Stock on August 4, 2023.

On August 7, 2024, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with the Reporting Person pursuant to which he agreed to purchase 84,932 Shares and warrants to purchase 84,932 shares of Common Stock (the “Warrants”) for consideration of $1.825 for one Share and a Warrant to purchase one share of Common Stock. The exercise price of the Warrants was $1.70 per share. The Warrants are immediately exercisable; provided however, that, pursuant to the terms of the Warrants, the Reporting Person may not exercise any portion of his Warrants to the extent that he would beneficially own more than 4.99% of the outstanding Common Stock immediately after such exercise (the “Beneficial Ownership Limitation”). The Reporting Person may increase the Beneficial Ownership Limitation upon at least 61 days’ prior notice to the Company.

CUSIP No. 45339J105	13D	Page 3 of 6 pages

The foregoing description of each of the Purchase Agreement and the Warrant is not complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and the Warrant, the forms of which are filed as Exhibit 1 and Exhibit 2, respectively, to this Form 8-K and incorporated by reference herein.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and he intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors of the Issuer (the “Board”), and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate his consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 45339J105	13D	Page 4 of 6 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

●	Amount beneficially owned: 790,598

●	Percent of Class: 7.3%

●	Number of shares the Reporting Person has:

○	Sole power to vote or direct the vote: 790,598

○	Shared power to vote: 0

○	Sole power to dispose or direct the disposition of: 790,598

○	Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of 160,306 shares of Common Stock and 630,292 shares of Common Stock issuable upon the exercise of options vesting within 60 days of the date hereof. This amount excludes 84,932 shares of Common Stock underlying warrants, subject to the Beneficial Ownership Limitation.

The above percentage is based on 10,196,884 shares of Common Stock outstanding as of September 12, 2024, as disclosed in the Issuer’s registration statement on Form S-1 filed with the SEC on September 12, 2024.

(c)	Except as described in Items 3 and 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 45339J105	13D	Page 5 of 6 pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1.	Form of Securities Purchase Agreement, dated as of August 7, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed with the SEC on August 8, 2024).

2.	Form of Warrant, dated as of August 7, 2024 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed with the SEC on August 8, 2024).

CUSIP No. 45339J105	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2024

By:	/s/ Jeffrey A. Meckler
Name:	Jeffrey A. Meckler